EXHIBIT 99.1

Four Year Follow-Up Data from Profound Medical’s TACT Pivotal Clinical Trial Confirm Durable and Stable Positive Trends Following Treatment with TULSA-PRO® of Men with Localized Prostate Cancer

TORONTO, Sept. 26, 2022 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, announced that updated results from the TACT (TULSA-PRO® Ablation Clinical Trial) pivotal study were presented for the first time this past weekend, on Saturday, September 24, 2022, by Laurence Klotz, M.D., FRCSC, CM, Professor of Surgery, University of Toronto and Sunnybrook Chair of Prostate Cancer Research, at the FOCAL 2022 Conference held in Los Angeles, CA.

TACT, a prospective, open-label, single-arm pivotal clinical study of whole-gland ablation, enrolled 115 patients with biopsy-proven, organ-confined prostate cancer, with the majority having intermediate risk disease. TACT demonstrated that the TULSA-PRO® provides safe and effective prostate tissue ablation, with minimal adverse events, significant prostate volume and prostate-specific antigen (PSA) reduction, and low rates of residual prostate disease. The study was used to support Profound’s application to the U.S. Food and Drug Administration for 510(k) clearance to market TULSA-PRO® in the United States, which was granted by the Agency in August 2019.

In the presentation entitled “MRI-Guided Transurethral Ultrasound Ablation (TULSA): Not Just Another Focal Therapy,” Dr. Klotz reported that four-year follow-up data from the TACT clinical study continue to demonstrate durable and stable safety and efficacy outcomes.

The primary efficacy endpoint of TACT was PSA reduction at one year, which decreased 95% to a nadir of 0.34 ng/ml from a median pre-treatment baseline value of 6.3 ng/ml. By four years, the median PSA nadir further reduced to 0.28 ng/ml. PSA reduction was durable over the extended follow-up period, from 0.53 ng/ml at one year to 0.86 ng/ml at four years. The primary safety endpoint of TACT was the frequency and severity of adverse events graded according to the Common Terminology Criteria for Adverse Events (CTCAE). Following treatment with TULSA-PRO®, there were no Grade 4 or higher adverse events, no rectal fistula or injury, and no intraprocedural complications. With four-year follow-up, there were no new device or treatment related adverse events.

Secondary oncological endpoints included progression to additional treatment for prostate cancer. At four years, 16% of patients in TACT underwent additional intervention for prostate cancer. Of those that progressed to additional treatment, the majority underwent either salvage radical prostatectomy or salvage external beam radiation therapy, noting that a repeat TULSA procedure was not permitted by protocol.

Additional secondary endpoints of TACT focussed on functional side effects commonly associated with current prostate cancer therapies, including erectile and urinary functions. Over the four-year follow-up period, no patient experienced severe erectile dysfunction (Grade 3, medication not helpful), and 87% of previously potent patients reported erection firmness sufficient for penetration, demonstrating continued improvement from 75% at one year. Urinary function was durable over the four-year follow-up period, with 99% of patients preserving urinary continence (≤1 pad/day) and 94% remaining completely pad-free. Lower urinary tract symptoms (LUTS) were stable, with median International Prostate Symptom Score (IPSS) improving from 7 at pre-treatment baseline to 5 at four years.

In addition to the TACT study, Dr. Klotz’s presentation reviewed additional post-market clinical publications of TULSA-PRO®, including focal, partial-gland and customized ablation of localized prostate cancer, salvage TULSA of radio-recurrent prostate cancer, and relief of LUTS due to benign prostatic hyperplasia (BPH). A systematic review of the TULSA procedure published by Dora et al in the Journal of Endourology earlier this year was also highlighted, noting that potency preservation and freedom from salvage treatment were associated with the extent of the planned ablation fraction, where an ablation plan covering 75-85% of the prostate volume offers an attractive risk-benefit to the patient. Finally, an overview was provided of the ongoing post-market company-sponsored CAPTAIN randomized clinical trial, to which Dr. Klotz is one of the investigators, noting that this is the first Level I study ever conducted comparing an emerging technology directly with radical prostatectomy in men with prostate cancer.

“The TACT clinical trial represents a seminal study of the novel TULSA procedure, invented at the Sunnybrook Research Institute. As a follow up to the 12-month outcomes reported in the Journal of Urology, four-year data further demonstrate the favorable safety profile and patient quality of life outcomes offered by the TULSA-PRO® in men with localized prostate cancer. After four years, erectile and urinary functional outcomes continue to contrast positively with radical prostatectomy and radiation therapy, which both can have long-term effects on quality of life,” commented Dr. Klotz. “The rate of progression to additional intervention at four years was similar to that in men with intermediate risk prostate cancer following radical prostatectomy, strengthening the initial oncological outcomes of PSA and post-treatment prostate biopsy. These results support the value of the TULSA procedure. We anticipate this will be confirmed by the results of the ongoing CAPTAIN randomized trial comparing TULSA head-to-head with radical prostatectomy.”

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849